Exhibit (a)(1)(L)

Interoffice Memorandum	Date: June 10, 2010

To:	Eligible Employees

From:	Albert Lord
Vice Chairman and Chief Executive Officer

Subject:	Option Exchange Final Reminder and Ratio Notice
This is a final reminder that the deadline for electing to participate in the stock option exchange program is 11:59 p.m. Eastern time on June 14, 2010. If you have not yet reviewed information about the program, I encourage you to visit the Web site and review the offer documents. If you wish to make or change your elections, visit www.salliemaeexchange.com.
As provided for in the offer documents, the Company is adjusting the ratios for the option exchange. The adjusted exchange ratios applicable to your eligible options will be reflected on the Web site on June 11, 2010. No action by you is necessary. If you have already elected to participate in the program, the final ratios will govern your exchanged option unless you change your elections prior to the expiration of the option exchange program. You may change or withdraw your election on whether to participate up until 11:59 p.m. Eastern time on June 14, 2010.
Additional Information Regarding the Exchange Program
SLM Corporation (the “Company”) has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) in connection with the exchange program. Persons who are eligible to participate in the exchange program should read the Tender Offer Statement on Schedule TO and other related materials, because they contain important information about the exchange program. The Company’s shareholders and option holders may obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s Web site at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by the Company with the SEC at the investor page on the Company’s Web site at www.salliemae.com/about/investors.
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